Exhibit 99.12

ALUMINUM CORPORATION OF CHINA ANNOUNCES TAKE-UP OF
PERU COPPER SHARES

Vancouver, British Columbia, Canada, July 31, 2007: Aluminum Corporation of China (“Chinalco”) announced today the completion of its offer to acquire all the issued and outstanding common shares (the “Shares”) in the capital of Peru Copper Inc. (“Peru Copper”) for cash consideration of C$6.60 per Share (the “Offer”).  All of the conditions of the Offer were satisfied.

As of the time of expiry of the Offer, 113,403,528 Shares, representing approximately 91% of the outstanding Shares (excluding Shares owned by Chinalco) had been tendered to the Offer.  Chinalco intends to take up and pay for the Shares tendered on or before August 3, 2007.

Chinalco intends to acquire all outstanding Shares not tendered in the Offer pursuant to a compulsory acquisition under the Canada Business Corporations Act, as described in the take-over bid circular dated June 25, 2007.

Chinalco intends to apply to de-list the Peru Copper Shares from the Toronto Stock Exchange, the American Stock Exchange and the Lima Stock Exchange and to cause Peru Copper to cease to be a reporting issuer in Canada and the U.S., in due course.

About Chinalco

Chinalco is a corporation incorporated under the laws of the People’s Republic of China and is a diversified metals and mining company based in Beijing, China.  Chinalco is focused on the Chinese and international aluminum markets but also engages in resource exploration and downstream operations in the fields of copper, rare metals and other non-ferrous metals.  Chinalco’s largest assets is a 40.46% stake in the Aluminum Corporation of China Ltd.(“Chalco”), the largest producer of primary aluminum in the world.  Chalco produced 3.0 million tons of aluminum and 9.2 million tons of alumina in 2006.  Chalco’s shares trade on stock exchanges in New York, Hong Kong, and Shanghai.  The market value of Chalco’s shares is approximately US$32 billion, making it one of China’s largest publicly traded companies.

For further information, please contact Chinalco’s legal counsel, Richard Miner at (416) 601 7910.